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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Gary Newberry
Kevin Vaughn
Jason Drory
Suzanne Hayes

Re:	ATAI Life Sciences B.V.
Registration Statement on Form S-1
Amendment No. 1 Filed on May 26, 2021
CIK No. 0001840904

Ladies and Gentlemen:

On behalf of ATAI Life Sciences B.V. (the “Company”), we are herewith filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (Registration No. 333-255383) filed with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 20, 2021, as amended on May 26, 2021 (“Amendment No. 1”) and June 4, 2021. The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on February 1, 2021.

Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on June 4, 2021. For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Use of Proceeds, page 100

1.

We note your response to comment 4 and reissue in part. Your proceeds should be allocated by development program, rather than disclosed in the aggregate, with limited additional information about amounts allocated to specific programs. Please expand your first and second bullets to quantify the estimated amounts allocated to programs at Perception, Recongnify, DemeRX IB, GABA, Kures, Neuronasal, and Viridia.

June 8, 2021

Response: The Company acknowledges the Staff’s comment and has revised page 100 of Amendment No. 3.

Liquidity and Capital Resources

Sources of Liquidity, page 127

2.

We note the decline in the fair value of your equity method investment in COMPASS Pathways plc from December 31, 2020 to March 31, 2021 as disclosed in your financial statements for those dates. You have also stated your interest in the product candidates of COMPASS is limited to the potential appreciation of your equity interest on pages 153 and 179. To enhance the understanding of your financial condition and other changes in financial condition and results of operations, please add a discussion to address this trend in fair value and any reasonably likely plans for any realization of appreciation in this equity method investment. Refer to Item 303(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised page 128 of Amendment No. 3.

Equity Method and Other Investments

Equity Method Investments, page 140

3.	Please add a discussion of your policy for the following situations related to accounting for equity method investments:

•

The discontinuance of applying the equity method to provide for additional losses when the investment (and net advances) is reduced to zero unless you have guaranteed obligations of the investee or have otherwise committed to provide further financial support for the investee.

•

The resumption of applying the equity method when an investee subsequently reports net income only after your share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

•	The policy recognizing previously suspended losses due to additional investment after the suspension of loss recognition.

•	The impact of any changes in the fair value of your equity method investments recognized in your financial statements.

Response: The Company acknowledges the Staff’s comment and has revised pages 140 and 141 of Amendment No. 3.

General

4.	We note your response to prior comment 7. We are still reviewing your response and may have additional comments.

June 8, 2021

Response: The Company acknowledges the Staff’s comment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	(via email)

Florian Brand, ATAI Life Sciences B.V.

Greg Weaver, ATAI Life Sciences B.V.

Ian D. Schuman, Latham & Watkins LLP

Oliver Seiler, Latham & Watkins LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Davis Polk & Wardwell LLP